UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities and Exchange Act of 1934

March 11, 2019

Commission File Number: 001-38159

BRITISH AMERICAN TOBACCO P.L.C.
(Translation of registrant’s name into English)

Globe House
4 Temple Place
London WC2R 2PG
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒              Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This report includes materials as exhibits that have been published and made available by British American Tobacco p.l.c. to its shareholders, as of March 11, 2019.

EXHIBIT INDEX

Exhibit	Description

Exhibit 1	Press Release entitled “Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them” dated March 11, 2019.
Exhibit 2
Press Release entitled “British American Tobacco p.l.c. (the “Company”) - Quarterly Dividends for the year ended 31 December 2018: Payment No. 1 - May 2019 (the “May 2019 Dividend”)” dated March 11, 2019.

Exhibit 3	Press Release entitled “British American Tobacco p.l.c. - TR-1: Standard form for notification of major holdings” dated March 11, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

British American Tobacco p.l.c.

By:	/s/ Sophie Kerr
Name: Sophie Kerr
Title: Assistant Secretary

Date:  March 11, 2019